EX.99.20

Autonomous City of Buenos Aires, May 20, 2008

Messrs:

Repsol YPF, S.A.

Repsol Exploración, S.A.

Caveant S.A.

Repsol YPF Capital, S.L.

Paseo de la Castellana N° 278-280

28046 Madrid

Attention: Corporate Director of Strategy and Development/Mr. Miguel Angel Devesa

cc. Corporate Director of Legal Affairs/Mr. Enrique Hernández

Dear Sirs:

On February 21, 2008, the following contracts were signed:

(a)

A contract for the purchase and sale (the “Stock Purchase Agreement”) of 58,603,606 Class D shares of YPF, S.A. (“YPF”) representing 14.9% of the capital stock of YPF by and between PETERSEN ENERGÍA, S.A., (hereinafter “PESA”) party of the first part, and party of the second part REPSOL YPF, S.A., REPSOL EXPLORACIÓN, S.A., CAVEANT S.A. and REPSOL YPF CAPITAL, S.L. (jointly referred to hereinafter as "GRUPO REPSOL YPF”); and

(b)

A first option agreement to purchase shares (hereinafter the “First Option Agreement”) between Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey (jointly referred to hereinafter as the “Beneficiary” or the “ Eskenazi Family”) and GRUPO REPSOL YPF, by virtue of which the Beneficiary was granted a first option to purchase 0.1% of the capital stock of YPF (hereinafter the “First Option”).

Subsequently, on May 6, 2008, GRUPO REPSOL YPF authorized the sale of the First Option by the Eskenazi Family to the Spanish company Petersen Energía Inversora, S.A. (hereinafter “PEISA”).

In accordance with the above, PEISA, in compliance with the terms of Clause 5 of the First Option Agreement, hereby informs GRUPO REPSOL YPF that it is exercising the First Option, thereby acquiring Class D shares of YPF representing 0.1% of the capital stock of YPF under the following terms:

Exercise Date: May 20, 2008.

Exercise Price: US$34.30013 per share, totaling US$13,490,687, for the 393,313 shares that are being acquired.

We are enclosing as an appendix to this notice, and in conformity with the terms of Clause 3 of the First Option Agreement, (i) the financial information and documentation used to calculate the Exercise Price, and (ii) an explanation of the procedure followed to calculate said price.

Additionally,

(i)	We ask that you confirm with PEISA by signing this letter that GRUPO REPSOL YPF will jointly and severally guarantee the financing of 100% of the Exercise Price. In light of the above,
(a)	as you are aware, the financing of 100% of the Exercise Price is currently under negotiation between GRUPO REPSOL YPF, PEISA and Banco Santander S.A. (the “Option Financing”);
(b)

it is anticipated that the documentation supporting the Option Financing will be signed during the weeks that follow (including, if applicable, the necessary documentation for increasing the effective term of the Option Financing in the event that the Tender Offer, as described hereinafter, is extended beyond the time period initially prescribed in the documentation that is currently being negotiated).

(ii)

We ask that you confirm with PEISA by signing this letter that GRUPO REPSOL YPF will jointly and severally guarantee financing of 100% of the price that PEISA would have to pay to acquire the shares that the YPF shareholders would tender in the tender offer for all of the shares of YPF, which PEISA will carry out by virtue of the terms of the YPF By-laws (the “Tender Offer”)

In light of the above,

(a)

once the First Option Agreement was signed, negotiations began with Banco Santander S.A., with the knowledge and acceptance of GRUPO REPSOL YPF, in order to carry out the financing of 100% of the price that PEISA would have to pay in the Tender Offer (the “Financing of the Tender Offer”);

(b)

it is anticipated that the documentation supporting the Financing of the Tender Offer will be signed during the weeks that follow (including, if applicable, the documentation necessary to increase the effective term of the Financing of the Tender Offer in the event that the Tender Offer is extended beyond the term initially provided for in the documentation that is currently being negotiated);

(iii)

With respect to the terms of Clause 7.6 of the First Option Agreement, we ask that you confirm with PEISA, by signing this letter, that you agree to send, upon PEISA’s request, each of the letters to the Securities and Exchange Commission of the United States of America, to the Comisión Nacional de Valores of Argentina and to the Comisión Nacional del Mercado de Valores of Spain, informing them that GRUPO REPSOL YPF will not participate in the Tender Offer.

Lastly, it is hereby declared that the effectiveness of the exercise of the First Option shall be dependent on the occurrence of the condition subsequent established in Clause 5.1 of the Stock Purchase Agreement. Thus, in the event that the Stock Purchase Agreement is terminated due to said occurrence, the purchase and sale of YPF shares as a consequence of the exercise of the First Option shall likewise automatically be terminated, with the Parties being required to, if applicable, fully return to each other any consideration mutually paid until such time by virtue of said exercise of the First Option.

The execution of the purchase and sale of YPF shares, carried out due to the exercise of the First Option, shall remain dependent on the approval of the Class A shareholder and on the completion and settlement of the Tender Offer, and the effective acquisition of said shares and the payment of the price thereof by PEISA shall be made within thirty (30) days after the Tender Offer is completed and settled.

Thank you for your attention to this matter.

On behalf of PEISA /s/ Mauro J. R. Dacomo _______________________ Mr. Mauro J. R. Dacomo

Certified conform, On behalf of GRUPO REPSOL YPF

Repsol YPF, S.A.	Repsol Exploración, S.A.	Caveant S.A.	Repsol YPF Capital, SL

Appendix 1

Calculation of Exercise Price

PETERSEN ENERGIA INVERSORA S.A.

EXCERCISE PRICE OF THE FIRST OPTION

Valuation to determine the Exercise Price:

								US$

Total Value of the Company								15,000,000,000

Consumer Price Index (1)			Fiscal Year (2)	Mar-2008	213.5280	= 1.0218
			Base (2)	Dec-2007	208.9760

Total Value of the Company - Updated								15,326,736,085

Plus / (Minus)	Accumulated Earnings					22-Feb-2008	20-May-2008	306,726,363

	Feb-2008		21-Feb-2008	29-Feb-2008	8	97,000,000	26,758,621
	Mar-2008						99,000,000
	Apr-2008						110,000,000
	May-2008	(3)	30-Apr-2008	20-May-2008	20	110,000,000	70,967,742

							306,726,363

(Minus)	Dividends							(2,142,782,289)

	22-Feb-2008	10.7600	393,312,793	4,232,045,653	3.1580	(1,340,103,120)
	12-May-2008	6.5000	393,312,793	2,556,533,155	3.1850	(802,679,169)

						(2,142,782,289)
Total Value of the Company - Adjusted								13,490,680,158
									=	34.30013

Total number of shares								393,312,793
PEISA	Class D Shares						0.10%	393,313		13,490,687

(1) Consumer Price Index - All Urban Consumers - Not Seasonally Adjusted - US city average - All items.

(2) For the purpose of selecting a publication time by the BLS of this index, we have taken into account a 2-month lag for both the “Base” and the exercise indexes.

(3) For the purpose of determining the earnings of the current month, we have taken the earnings´ figures of the previous month.

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